UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                            FORM 12b-25

                     NOTIFICATION OF LATE FILING

Form 10-Q

For Period Ended: December 31, 1999


Part 1-REGISTRANT INFORMATION

Full Name of Registrant:  E'Prime Aerospace Corporation

Address of Principal Executive Office: 320 Indian River Avenue
                                       Titusville, FL   32796


PART II-RULES 12b-25

The subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.


PART III-NARRATIVE

State below in reasonable detail the reasons why Form 10-K, could not be filed within the prescribed time period.

The audit could not be completed in time.


PART IV-OTHER INFORMANTION

1 - Name and telephone number of person to contact in regard to this notification: Leslie Shealey - 800-948-7870

2 - All other periodic reports required under Section 13 or 15(d) of The Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed.

3 - It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

Name of Registrant as Specified in Charter: E'Prime Aerospace Corporation

February 16, 2000      Leslie Shealey